

March 3, 2009

MAIL STOP 3561

via U.S. mail and facsimile

Matt Buckels, Manager
EquityPoint, LLC Fund I Series
1800 Washington Avenue
Vincennes, IN 47591

Re: EquityPoint, LLC Fund I Series
Form 1-A/A filed February 3, 2009
File No. 24-10220

Dear Mr. Buckels:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of the comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

General

1. Please revise the disclosure to respond to our request in comment number one of our letter dated December 31, 2008. In particular, please revise the risk factors to disclose your supplemental response regarding suitability standards.

2. We note your response to prior comments three and four and the reference to Exhibit H on page 17, where you state that your projections are based, in part, on properties similar to those that the Managers would consider

acquiring. Please revise to state whether the Managers may purchase single units or blocks of units, or whether they intend only to purchase entire properties similar to the three identified in Exhibit H. Please revise page 17, the last risk factor on page nine, page 13, and, where appropriate, to address the extent to which the offering proceeds would not enable you to "obtain 100 units per year for a total of 500 units." It appears that the minimum or mid-point offering proceeds would not enable you to purchase a property similar to the three in Exhibit H assuming a loan to value ratio of 80%. Please revise accordingly.

Summary of Financial, page 13

3. Please combine this section and the "Financial Projections" section on page 16 since they are very similar. Please revise the paragraph referencing the average total cost per property ($1,250,000) consistent with the previous comment.

Primary Competitors, page 14

4. Please revise to identify your principal competitors. State why you believe you can effectively compete with them. See Item 3(c) of Model A Offering Circular of Form 1-A.

Projected Cash Flow, page 17

5. We note the statement that "[t]he important factor in the cash flow analysis is that the Company never runs out of cash while in periods of non-profitability." Please revise to briefly describe the consequences if you do experience negative cash flow. Also, please revise to explain why it is "conservative" to assume that "all properties are assumed disposed of in year 6 at cost," and explain the consequences if they are disposed of at a loss. In this regard, we note that the first property in Exhibit H is listed at under $1.5 million; however, the "last ownership transfer was for $2,800,000 in 2005." Please revise accordingly.

Closing Comments

As appropriate, please amend your offering statement in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536 if you have questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and Healthcare
Services

cc: Jillian Ivey Sidoti, Esq.
facsimile at (951) 602-6049